U.S. SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549


                             FORM 10-SB/A


                  GENERAL FORM FOR REGISTRATION OF
                 SECURITIES OF SMALL BUSINESS ISSUERS
  Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                   CHARTER RESOURCES INTERNATIONAL
            (Name of small business issuer in its charter)


                Nevada                                   95-4093200
     State or other jurisdiction of                    (I.R.S. Employer
     incorporation or organization                     Identification No.)


            5300 W. Sahara, #100, Las Vegas, Nevada 89146
         (Address of principal executive offices)  (zip code)


Issuer's telephone number, including area code:  (800) 781-9301


Securities registered under Section 12(b) of the Exchange Act:  None

     Title of each className of each exchange on which registered

________________________________________________________________________

________________________________________________________________________

Securities registered pursuant to section 12(g) of the Act:


                     Common Stock $.002 Par Value
                           (Title of Class)

     TABLE OF CONTENTS                                            Page

PART I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

Item 1.   Description of Business. . . . . . . . . . . . . . . . . . 3

Item 2.   Management's Discussion and Analysis or Plan of Operation. 6

Item 3.   Description of  Properties.. . . . . . . . . . . . . . . . 8

Item 4.   Security Ownership of Certain Beneficial Owners and Management.9

Item 5.   Directors, Executive Officers, Promoters and Control Persons.10

Item 6.   Executive Compensation.. . . . . . . . . . . . . . . . . .13

Item 7.   Certain Relationships and Related Transactions.. . . . . .14

Item 8.   Description of securities. . . . . . . . . . . . . . . . .15

PART II. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .15

Item 1.   Market for Common Equity and Related Stockholder Matters..15

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . .16

Item 3.   Changes In and Disagreements With Accountants. . . . . . .16

Item 4.   Recent Sales of Unregistered Securities. . . . . . . . . .16

Item 5.   Indemnification of Directors and Officers. . . . . . . . .17


PART F/S . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .20

     Financial Statements. . . . . . . . . . . . . . . . . . . . . .20


PART III . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .21

Item 1.   Exhibits Index . . . . . . . . . . . . . . . . . . . . . .21


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

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

This registration statement contains statements that plan for or anticipate the future. Forward-looking statements include statements about the future of operations involving the mining industry, statements about our future business plans and strategies, statements relating to management's expectations regarding the Company's production capacity and resource base, timing of receipt of mining permits and certification, timing of commencement of mining operations and most other statements that are not historical in nature. In this registration statement forward-looking statements are generally identified by the words "anticipate," "plan," "believe," "expect," "estimate," "propose," "project," and the like. Although we believe that any forward-looking statements we make in this registration statement are reasonable, because forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date the statement was made.

                                PART I

ITEM 1.   DESCRIPTION OF BUSINESS

     (A)  BUSINESS DEVELOPMENT.

     Charter Resources International (CRI) is an exploration stage mining company. Presently there is no assurance that a commercially viable mineral deposit exists in its properties until sufficient geological work and an economic evaluation based upon such work concludes economic and legal feasibility. The Company was originally incorporated as T.V. Key, Inc., under the laws of the State of Utah, on April 11, 1983. The domicile of the company was changed to the State of Nevada in 1985. The company's name changed a number of times in connection with different business combinations. The company eventually became known as Charter Sports and Entertainment Group, Inc. Under that name it provided sports marketing, television and video entertainment from January 1987 through May 1989. When it suspended operations, Charter Sports and Entertainment Group, Inc. remained inactive until 1996 when the Board of Directors became aware of business opportunities in natural resources, with an introduction to a Hong Kong consulting firm, Townweb Properties, Ltd. in August 1996. The Company had discussions with Townweb regarding the availability of natural resource projects in precious metals, namely gold, silver, copper and platinum; marble quarry operations; and several oil and gas exploration projects. The Board of Directors decided to pursue these and other future natural resource opportunities. The Company agreed to issue to Townweb 50,000,000 shares of common stock (which the Company held pending completion of the agreement), so that Townweb would obtain for the Company an exclusive right to negotiate for the drilling and recovery of certain oil and gas reserves in the Peoples Republic of China owned and operated by Huai Hai Petroleum. When this was not obtained, the agreement between the company and Townweb was modified to change the

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

responsibility of the consultant from securing an exclusive right to negotiate to obtaining a Letter of Intent and Agreement to Proceed, and to reduce the amount of common stock issued from 50,000,000 to 10,000,000 shares. The Company then notified Huai Hai Petroleum of its intent to proceed with negotiations. Huai Hai Petroleum acknowledged this notification, indicating its willingness to proceed, but no definitive agreement has yet been reached. Furthermore, the parties have since agreed to suspend further negotiations until the Company's securities are registered under the Securities Exchange Act of 1934 and are eligible to be listed for trading, of which there is no assurance, on the Electronic Bulletin Board known as the OTCBB, which is maintained by the National Association of Securities Dealers, Inc. Because the Company does not have any financing arrangements secured, it will not be able to finalize any joint venture arrangement it may negotiate with Huai Hai Petroleum until adequate funding is secured. There is no assurance the Company will be able to raise sufficient funds or secure suitable financing arrangements to proceed, nor any assurance how long Huai Hai Petroleum will remain ready and willing to negotiate a joint venture arrangement with the Company.

     During this period of time the company also considered other business opportunities in natural resources. The company continued to review and make inquiries on different mines and oil and gas fields. In January, 1998, two consultants, Gordon M. Johnsen and Kenneth E. Schmidt, presented to the company several mining projects, which were located in Arizona and Nevada. Messrs. Johnsen and Schmidt introduced the company and its Board to Stanley Harlow, who was utilized because of his background in mining and exploration, to help the company inspect and review various mine sites that were being considered. Mr. Harlow also owns various mineral rights in the State of Nevada, which he presented to the company for it's consideration. After detailed negotiations with Mr. Harlow, the board decided to lease the mineral rights owned by him, and to change the name of the Company to Charter Resources International. The leases were finalized and executed in September, 2000. Mr. Harlow later became Vice President of Exploration for the Company to serve as an advisor to the Board of Directors on future exploration, but the leases with Mr. Harlow were negotiated on the company's behalf by other members of management, before Mr. Harlow became affiliated with or had any management or other relationship to the company. The other members of management who negotiated the leases on the company's behalf are not related to Mr. Harlow in any way, but there is no assurance that the negotiations resulted in terms that are equivalent to those that would have been achieved in similar arms length negotiations with unrelated parties. Charter Resources International has entered into contracts with Mr. Harlow to lease mineral rights to these mines and has filed location certificates with the Bureau of Land Management and the county registrar to secure title to a mill site in the State of Nevada. The mine sites are located along the California/Nevada border, north of Death Valley and approximately 58 miles east of Bishop, California on Interstate 6 and Highway 360. The Company intends to become actively involved in the business of mining.

     (B)  BUSINESS OF COMPANY.

     Charter Resources International (CRI) is a Nevada-based natural resources company seeking to explore for, and recover minerals on claims leased by the company in Esmeralda, Nye and Mineral Counties in the State of Nevada. CRI is an exploration stage company, and activities

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

have been limited
to acquiring rights to explore properties which management believes may be suitable, but until appropriate geological work and testing of the mineralized areas supports an economically feasible evaluation, it has no assurance that the mineralized area is a commercially viable ore body. Furthermore, CRI presently has insufficient assets to begin work on the properties. In addition, there is substantial work that must be done to the properties. The Company must raise substantial additional funds to finance exploration of and work on the properties. Management's intent is to raise up to $5,000,000 in additional funds by offering a $5,000,000 funding opportunity to interested financiers or sophisticated investors, and using funds from this offering to commence full scale operations. Management has not determined the terms of the offering, but intends generally to conduct an exempt offering under Rule 506 of Regulation D. The securities offered will not be registered under the Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. There is no assurance the Company will be able to raise all or any portion of these funds. Because the Company is a mining company presently engaged primarily in the exploration for the development of mineral deposits other than oil, gas or coal, that has not been in production during the current fiscal year or the two years immediately prior thereto, and receipts from the sale of mineral products or from the operations of mineral producing properties have not exceeded $500,000 in any of the most recent six years and have not aggregated more than $1,500,000 in the most recent six fiscal years, Rule 13a-13(c) allows quarterly financial statements to be omitted from quarterly reports filed by the Company. The Company does not intend to provide quarterly financial statements, and investors will need to rely solely on the annual financial statements that will be included in annual reports on Form 10-KSB filed by the Company.

THE GARNET

     The Company has leased with an option to purchase, the mineral rights to the Chesco Garnet Mine, located in the Black Horse Mining District of Esmeralda County, Nevada, whose mining origins date to before World War I.

     The five garnet mineralization zones (Figure 2) are structural anomalies. Four zones (Black Horse, Calcutta, Harlow, and Guantanamo) are steeply dipping planar features. The fifth zone, East Hill, is the northeast extension of the Calcutta zone with additional garnet mineralization explored on adjacent beds. The Black Horse and Calcutta zones were each mapped for 800 feet, the Harlow for 1,400 feet, and the Guantanamo for 1,800 feet, along the course of their outcrops (Figure 3). The Black Horse zone appears to project another 2,200 feet, the Calcutta another 2,400 feet, the Harlow another 1,200 feet, and the Guantanamo another 3,000 feet, to the west before dipping beneath the surface, after which each is covered by more recently deposited sediment.

     The East Hill zone occurs at the eastern end of the Calcutta zone, but widens considerably on the south side (see Figures 2 and 3). The Calcutta portion of the East Hill zone is 800 feet long, 200 feet wide. The adjacent portion of the East Hill zone is 600 feet long, 375 feet wide.

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

     Once the Company has been able to obtain sufficient additional capital, of which there is no assurance, to provide funding to commence operations, the Chesco Garnet Mine is ready to undergo exploration activities such as geochemical/geophysical anomalies, surface or underground sampling, drilling, and such other exploration activity. The company is currently seeking bids for the mapping, trenching and drilling of the Chesco Mine.

ZEOLITE

     The Company has also leased from Mr. Harlow mineral rights to mines in the same locale believed to contain zeolite, based on assays and sampling done by the Company.

TUNGSTEN

     The Company has also leased the rights to the Black Horse Mine also in Esmeralda County. The Black Horse Mine is included in the claims covering the Chesco Garnet Mine. This property also contains deposits of Tungsten. The Black Horse Mine was extensively excavated for tungsten during World War I. Again, during World War II the mine was very active. The last major shipment of tungsten was recorded in 1951, when the operation shipped 4,688 tons of Black Horse Mine Moly and tungsten ore to the U.S. Vanadium mill, a subsidiary of Union Carbide, in Pine Creek, California. The Company has not formulated specific exploration plans for the tungsten, but generally intends to do surface mapping and trenching followed by confirmatory drilling on the tungsten deposits at the same time as this is done on the garnet deposit, to determine if there is a commercially mineable mineral deposit of tungsten.

EMPLOYEES

     The Company presently has one part time and three full time employees. Management anticipates adding another dozen employees, in two work crews, at the garnet mine and at the mill site, if and when the Company gets to the production stage.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, and files annual, quarterly and other reports with the Commission. Because the Company is a mining company presently engaged primarily in the exploration for the development of mineral deposits other than oil, gas or coal, that has not been in production during the current fiscal year or the two years immediately prior thereto, and receipts from the sale of mineral products or from the operations of mineral producing properties have not exceeded $500,000 in any of the most recent six years and have not aggregated more than $1,500,000 in the most recent six fiscal years, Rule 13a-13(c) allows quarterly financial statements to be omitted from quarterly reports filed by the Company. The Company does not intend to provide quarterly financial statements, and investors will need to rely solely on the annual financial statements that will be included in annual reports on Form 10-KSB filed by the Company.

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

PLAN OF OPERATIONS.

     Management's plan of operation for the next twelve months is to raise $5,000,000 in additional funds by offering a $5,000,000 funding opportunity to interested financiers or sophisticated investors, and using funds from this offering to commence full scale operations. Management has not determined the terms of the offering, but intends generally to conduct an exempt offering under Rule 506 of Regulation D. The securities offered will not be registered under the Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. There is no assurance the Company will be able to raise all or any portion of these funds.

Garnet Mine Capital Expenses
       Modular Office                                2,000
       Storage Container                             1,500
       Portable Generator                            2,500
     Reserve for Additional Capital Items          252,500
                                                               258,500
Zeolite Mine Capital Expenses
       Modular Office                                2,000
       Storage Container                             1,500
       Portable Generator                            2,500
     Reserve for Additional Capital Items           60,000
                                                                66,000
Mill Capital Expenses
       Down payment purchase                        70,000
       Deposits/ bonds/ permits                     33,000
       Reserve for Additional Capital Items      1,240,000
                                                             1,343,000
Corporate Overhead/working capital requirements.               449,462
General Working Capital Reserves                               883,000
Reserve for Future Acquisitions                              2,000,000
                                   Total Requirement        $5,000,000

     The timing of these expenditures, as well as the future dates of commencement of each phase of exploration and development, is dependent upon successful completion, of which there is no assurance, of an offering to raise the additional funds needed by the company to finance its plan of operation.

     The Company currently has no operations whatsoever and has not undertaken any production or development of these mines. The Company cannot estimate the length of time necessary to bring the mines into production, since it has no assurance that a commercially viable ore body exists.

     The Company paid Mr. Harlow $4,500 on the Chesco and $2,250 on the Zeolite Claims to

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

hold these claims for the first six months, and $2,250 on the Blue Star Mine Claims to hold these claims for the first year, or until payment of production royalties commences. The Company must pay Mr. Harlow production royalties of Five (5%) of the Net Smelter Returns (NSR), on the claims, with the following monthly minimums:

bullet    $3,000.00  monthly on the Chesco Lode Claims,
bullet    $1,500.00  monthly on the Zeolite Placer Claims, and
bullet    $3,000.00  monthly on the Blue Star Mine Claims.

     The monthly royalty payments on the Chesco Claims commenced in March, 2001. Because the Company presently has no revenues, no financing arrangements, and no cash except as advanced by shareholders, beginning with the June payment, the Company and Mr. Harlow agreed to reduce the monthly payments on the Chesco to $1,500.00 per month for June, July, August and September, 2001. In October, 2001, this was extended until April, 2002. Also, the monthly fees on the Zeolite Claims and Blue Star Mine have been suspended until April, 2002. As so revised, all scheduled payments have been made to date using funds obtained from shareholder advances. There is no assurance these advances will continue. Since the Company presently has no revenues, the lease participation agreements continue to be susceptible to default, because minimum monthly production royalties or lease payments are due regardless of whether the Company commences production. If the Company defaults in payment, Mr. Harlow can terminate the leases after notifying the Company of the default and giving it 30 days to cure. Mr. Harlow has not notified the Company of any default nor asserted any right to terminate. The Company may purchase Mr. Harlow's interest in any or all of these claim groups. The option price on each of these claim groups is $1,000,000 prior to September 6, 2003; thereafter $5,000,000. The minimum monthly production royalties, and purchase options associated with each lease agreement, are subject to renegotiation at any time if Mr. Harlow were to terminate the leases.

     The independent auditors have expressed substantial doubt about our ability to continue as a going concern. Their report includes a going concern qualification because the financial statements do not include any adjustments that might result from the outcome of the uncertainties which arise from the net losses and accumulated deficit.

ITEM 3.   DESCRIPTION OF  PROPERTIES.

     The Company leases approximately 700 square feet of office space in Las Vegas, Nevada. This space will be used for the Company's corporate headquarters. The lease expires on February 28, 2002. Monthly lease payments are $1,200. The Company leases approximately 1600 square feet of office space in Torrance, California. This space is used for the Company's California office. The lease expires on April 9, 2002. Monthly lease payments are $3,500.

     The Company has leased with an option to purchase, the mineral rights to the Chesco Garnet Mine, Esmeralda County, Nevada. The Chesco Garnet Mine is located in the Black Horse Mining District of Esmeralda County, 138 miles southeast of Reno, Nevada and 208 miles northwest of Las Vegas, Nevada. U.S. Highway 6 is less than a mile south of the center of the

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

property.  Elevation ranges from 5,100 feet to 5,600 feet.

     Workings at the Chesco Garnet Mine, formerly known as the Black Horse, Sally Rand, Alice, Jeta, and Molly claims (among others), consist of a linear open pit and covered adits along the Black Horse zone and a small second pit along the Harlow zone. Numerous tungsten prospect pits and trenches occur elsewhere along all four garnet zones and elsewhere in the district. Extensive underground tungsten workings are also reported in the hangingwall of the Black Horse zone.

     The small open pit on the Harlow zone produced six hundred tons of garnet ore in 1996, extracted by Western Mining. The other workings are the consequence of tungsten and some molybdenum production during World Wars I and II, the Korean War, the Vietnamese war, and also 1977-78. Total production from 1940 through 1978 was about 6,000 units of wolframite, a major source of tungsten. Phelps-Dodge Copper Company reportedly drilled the district for tungsten in the 1950's.

     CRI has also leased with an option to purchase the mineral rights to 280 acres believed to contain natural zeolites located in Esmeralda County, Nevada, consisting of Bureau of Land Management (BLM) claims controlled by Mr. Harlow.

OTHER MINING PROPERTIES - BLUE STAR MINE

     CRI has also leased with an option to purchase the mineral rights to a precious metals claim, the Blue Star mine located in Mineral County. Currently assays are being performed on the 800-acre mine site.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table contains stock ownership information as of July 19, 2001, about officers or directors, and other stockholders who we know to be beneficial owners of more than 5% of our stock. A beneficial owner of stock is any person who has or shares the power to decide how to vote or whether to dispose of the stock.

                          Title of    Amount & Nature of   % of
Name and Address           Class      Beneficial Ownership Class*
Lawrence J. &             Common      8,050,000  shares    22.5 %
Katherine D.Muno
9029 Airport Blvd #90053
Los Angeles, CA 90009

Peter R. Del Mastro       Common       7,900,000  shares   21 %
6285 E Spring St #312
Long Beach, CA 90808

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


                          Title of    Amount & Nature of   % of
Name and Address           Class      Beneficial Ownership Class*

Richard F. Fatigati       Common       1,500,000  shares    4.2 %
20796 Boca Ridge Drive
North Boca Raton, FL 33428

Stanley L. Harlow         Common               0  shares
P.O. Box 1770
Barstow, Ca. 92312

All officers and          Common      17,900,000  shares   50.2 %
directors as
a group (5 persons)

* based on 35,676,500 shares outstanding

     The foregoing amounts include all shares these persons are deemed to beneficially own regardless of the form of ownership. Lawrence J. Muno & Katherine D. Muno are husband and wife. Each is considered a beneficial owner of stock held by the other.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     (A)  IDENTIFY DIRECTORS AND EXECUTIVE OFFICERS.

     The following table lists the names and ages of all directors and executive officers and all persons nominated or chosen to become directors and executive officers of the Company, and all the positions and offices that each person held with the Company. Directors are elected for a period of one year and thereafter serve until their successors are duly elected by the stockholders and qualified. Officers and other employees serve at the will of the Board of Directors.

                             Term Served As     Positions
Name of Director/Officer Age Director/Officer   With Company
Lawrence J. Muno         61  Since July 1, 1988 Chairman of the Board

Peter R. Del Mastro      46  Since August1,1996 President and Director

Katherine D. Muno        54  Since July 1, 1988 Director*

Richard F. Fatigati      55  November 3, 2000   Secretary

Stanley L. Harlow        62  November 3, 2000   Vice President - Exploration

*    Katherine D. Muno resigned as Secretary effective November 3,
2000;  the board elected Richard F. Fatigati as Secretary to replace her.

     A brief description of their background and business experience during the past five years is as follows:

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     LAWRENCE J. MUNO, CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE
OFFICER since 1987. He was also Chairman of Telemark Development Group, Inc. (1995-2000) and a director of Pacific Group Holdings, Inc. (1998-2000). Mr. Muno's early professional life was spent in the sports and entertainment industry as a sports agent. He was the Chairman of the Board of the first and only publicly held sports management, entertainment and production company. Mr. Muno is a past President of the Association of Representatives of Professional Athletes for nine years. During his tenure, he helped write the Association's code of ethics and instituted its continuing education and seminar program. In 1991, Mr. Muno joined with Peter R. Del Mastro to form a partnership, which later evolved into several companies including Golf Course Development, Golf Course Brokerage, Financial Consulting and Foreign Investments. Mr. Muno is a graduate of Loyola Marymount University, Los Angeles.

     PETER R. DEL MASTRO, PRESIDENT AND CHIEF OPERATING OFFICER has been with the Company since 1996, and served as Treasurer before becoming President. He was also President of Telemark Development Group, Inc. (1995-
2000) and Pacific Group Holdings, Inc. (1998-2000). Mr. Del Mastro has been a financial consultant in numerous privately held ventures. Mr. Del Mastro attended California State University, Fresno. From 1986 until 1991, Mr. Del Mastro worked in real estate development. In 1991, Mr. Del Mastro and Mr. Lawrence J. Muno formed a partnership which later evolved into several different companies including Golf Course Development, Golf Course Brokerage, Financial Consulting and Foreign Investments.

     KATHERINE D. MUNO, served as Secretary of the company until her resignation on November 3, 2000, but continues to serve as a director. Ms. Muno is, and has been during more than the past five years, a Vice President of Administration for Klabin Company, Industrial Realtors in Los Angeles, California.

     The directors hold no directorships in any other company subject to the reporting requirements of the Securities Exchange Act of 1934.

     RICHARD F. FATIGATI, SECRETARY AND CHIEF INFORMATION OFFICER. During the past five years, Mr. Fatigati has been employed and self employed in institutional bond sales and financial consultancy at ABN AMRO Securities USA
(1995), Mesirow Realty Sail-Leaseback(1997), Interstate/Johnson Lane (1997) and Advest (1998-99). Since then he has consulted on high yield investments. Mr. Fatigati holds a B.A. from Lehigh University and an M.A. from the University of Miami.

     STANLEY L. HARLOW, VICE PRESIDENT OF EXPLORATION. Mr. Harlow has a lifelong career in mining. Following service in the U.S. Marine Corps., he traveled the length and breadth of North and South America, exploring and prospecting for gold and silver in Canada, Peru and Brazil. During the past five years, Mr. Harlow has worked for several different mining companies.
From July, 1996 until present he worked as an independent contractor for S&S Holdings and S&J Mining both located in Lucern Valley, California. In August, 2000 Mr. Harlow worked as an independent contractor for Can-Cal Resources, a mining company located in Las Vegas, Nevada. When not working for others as an independent contractor, most of his time is spent prospecting

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

for and recovering precious metals and industrial minerals in the Southwest United States.

     (B)  IDENTIFY SIGNIFICANT EMPLOYEES.

     None other than the persons previously identified.

     (C)  FAMILY RELATIONSHIPS.

     Lawrence J. Muno & Katherine D. Muno are husband and wife. There are no other family relationships among directors, executive officers, or persons nominated or chosen by the issuer to become directors or executive officers.

     (D)  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS.

     Except as described herein, no present officer or director of the Company; 1) has had any petition filed, within the past five years, in Federal Bankruptcy or state insolvency proceedings on such person's behalf or on behalf of any entity of which such person was an officer or general partner within two years of filing; or 2) has been convicted in a criminal proceeding within the past five years or is currently a named subject of a pending criminal proceeding; or 3) has been the subject, within the past five years, of any order, judgment, decree or finding (not subsequently reversed, suspended or vacated) of any court or regulatory authority involving violation of securities or commodities laws, or barring, suspending, enjoining or limiting any activity relating to securities, commodities or other business practice.

OUTSIDE CONSULTANTS

     The following persons are not employees and do not hold any position in the company, but serve as outside consultants to the company on geology and other matters.

DONALD G. STRACHAN, ECONOMIC GEOLOGIST
Mr. Strachan is a Certified Professional Geologist with a Master of Science degree in geology from the New Mexico Institute of Mining and Technology. As a consulting economic geologist throughout North America and internationally, during the past five years Mr. Strachan has been involved in projects relating to outcrop mapping, photo interpretation, geochemical and geophysical prospecting, drilling, discovery, development, mining, and environmental reclamation. His projects in the Western United States have included precious metals, uranium, and base metals in a variety of rock ages and types. Mr. Strachan has published and lectured throughout North America on a variety of geologic topics. He has no stock interest in the Company.

SUSAN I. KING, GEOLOGIST
During the past five years, Ms. King has been a laboratory manager and quality control manager at American Assay Laboratories Corp., a leading assay company based in Sparks, Nevada. She was directly responsible for production turnaround and employee supervision, as well as development of the quality control program for all gold and geochemical assay results. She has a

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

Master
of Science in Geology degree from the South Dakota School of Mines and Technology, and a Bachelor of Science with Honors in Geology from the University of Western Ontario in London, Canada. Ms. King has no stock interest in the Company.

JEFF RASMUSSEN, FIELD GEOLOGIST
During the past five years, Mr. Rasmussen has been an exploration/operations geologist. He has been responsible for exploration and acquisition of precious metal deposits, and has designed and supervised reverse circulation and core drilling. He has also performed detailed geologic mapping and geochemical sampling, as well as gravity, magnetic, and induced polarization surveys. Mr. Rasmussen has a Bachelor of Science in Geology degree from the University of Nevada, Mackay School of Mines. He has no stock interest in the Company.

JEFF R. PALMER, CERTIFIED PUBLIC ACCOUNTANT
During the past five years, Mr. Palmer owned and managed Palmer & Company Business Management, LLC, which he and Sandra Lochridge founded in 1992 to provide consulting and accounting and tax services to private businesses and high net worth individuals in the entertainment and business communities.
Mr. Palmer currently provides consulting services to several public companies and is knowledgeable in SEC rules and requirements. Mr. Palmer is a Certified Public Accountant in the State of California.

ITEM 6.   EXECUTIVE COMPENSATION.

     The Company has not paid or accrued any cash compensation to its executive officers during the past three fiscal years. The Company made restricted stock awards in March, 2000, to its executive officers, as compensation for their services to the Company, in the amounts shown below:

Lawrence J. Muno          7,500,000  shares
Peter R. Del Mastro       7,500,000  shares
Richard F. Fatigati       1,500,000  shares

Because of the lack of market quotations, the restricted stock awards were valued for accounting purposes at the par value of $.002 per share, or $33,000.

COMPENSATION OF DIRECTORS     None

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

     The Company has not entered into any contracts or arrangements with any named executive officer which would provide such individual with a form of compensation resulting from such individual's resignation, retirement or any other termination of such executive officer's employment with the Company or its subsidiary, or from a change-in-control of the Company or a change in the named executive officer's responsibilities following a change-in-control.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company has entered into certain transactions with officers, directors or affiliates of the Company which include the following:

     The Company has made restricted stock awards to its executive officers, as compensation for their services to the Company, in the amounts shown below:

Lawrence J. Muno          7,500,000  shares
Peter R. Del Mastro       7,500,000  shares
Richard F. Fatigati       1,500,000  shares

     In September 2000, after detailed negotiations with Stanley Harlow, owner of various mineral rights in the State of Nevada, the Company leased the mineral rights owned by Mr. Harlow, which consists of Bureau of Land Management (BLM) claims known as the Chesco Lode Claims, the Zeolite Placer Claims, and the Blue Star Mine Claims. Mr. Harlow was not previously affiliated with the Company, but afterward became Vice President of Exploration for the Company. The Company must pay Mr. Harlow a production royalty of Five percent (5%) of the Net Smelter Returns (NSR), on the claims, with a monthly minimum of Three Thousand Dollars ($3,000.00) on the Chesco Lode Claims, One Thousand Five Hundred Dollars ($1,500.00) on the Zeolite Placer Claims, and Three Thousand Dollars ($3,000.00) on the Blue Star Mine Claims. This royalty payment commenced on the Chesco Claims in March, 2001. Beginning with June payment, the Company and Mr. Harlow agreed to reduce the monthly payments on the Chesco to $1,500.00 per month for June, July, August and September, 2001. In October, 2001 the monthly payment on the Chesco will revert back to $3,000.00 per month. Also, the monthly fees on the Zeolite Claims were waived until September, 2001. All payments to date have been made, per the revised schedule. The Blue Star Mine and Zeolite Claims royalty fees commenced on September 7, 2001.

     Except as disclosed in this item, in notes to the financial statements or elsewhere in this report, the Company is not aware of any indebtedness or other transaction in which the amount involved exceeds $60,000 between the Company and any officer, director, nominee for director, or 5% or greater beneficial owner of the Company or an immediate family member of such person; nor any relationship in which a director or nominee for director of the Company was also an officer, director, nominee for director, greater than 10% equity owner, partner, or member of any firm or other entity which received from or paid the Company, for property or services, amounts exceeding 5% of the gross annual revenues or total assets of the Company or such other firm or entity.

ITEM 8.   DESCRIPTION OF SECURITIES.

COMMON STOCK

     We are authorized to issue 100,000,000 shares of common stock. 35,676,500 shares of common stock are presently outstanding. The common stock is fully paid and non-assessable. The holders of common stock are entitled to equal dividends and distributions, per share, on the common stock when, as and if declared by the board of directors from funds legally available for that. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities nor are any common shares subject to redemption or convertible into other securities. Upon liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote on the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of our common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the board of directors.

                               PART II

ITEM 1.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     (A)  MARKET INFORMATION.

     Presently, there is no public market for the common stock. Our common stock has not been quoted and is not listed on any national securities exchange or the Nasdaq Stock Market, and has not been traded in the over-the-counter market. No shares are subject to outstanding options or warrants to purchase, nor are there any outstanding securities convertible into common equity.

     Our common stock may be considered a penny stock under rules promulgated by the Securities and Exchange Commission. Under these rules, broker-dealers participating in transactions in these securities must first deliver a risk disclosure document which describes risks associated with these stocks, broker-dealers' duties, customers' rights and remedies, market and other information, and make suitability determinations approving the customers for these stock transactions based on financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing, provide monthly account statements to customers, and obtain specific written consent of each customer. With these restrictions, the likely effect of designation as a penny stock is to decrease the willingness of broker-dealers to make a market for the stock, to decrease the liquidity of the stock and increase the transaction cost of sales and purchases of these stocks compared to other securities.

     (B)  HOLDERS.

     As of May 24, 2001, there were 127 record holders of the Company's Common Stock.

     (C)  DIVIDENDS.

     Charter Resources International has not previously paid any cash dividends on common stock and does not anticipate or contemplate paying dividends on common stock in the foreseeable future. Our present intention is to utilize all available funds for the development of our business. The only restrictions that limit the ability to pay dividends on common equity or that are likely to do so in the future, are those restrictions imposed by law. Under Nevada corporate law, no dividends or other distributions may be made which would render a company insolvent or reduce assets to less than the sum of liabilities plus the amount needed to satisfy outstanding liquidation preferences.

ITEM 2.   LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings. No such action is contemplated by the Company nor, to the best of its knowledge, has any action been threatened against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There are not and have not been any disagreements between the Company and its accountants on any matter of accounting principles or practices or financial statement disclosure.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     The Company sold the following securities within the past three years without registering the securities under the Securities Act:

     In March, 2000, the Company issued 15,000,000 shares of common stock, valued for accounting purposes at $30,000, or $.002 per share, to two officers/directors, Lawrence J. Muno and Peter R. Del Mastro, for services rendered from August 1, 1996 through March 31, 2001. This transaction was not registered under the Act in reliance on the exemption from registration in
Section 4(2) of the Act, as a transaction not involving any public offering. These securities were issued as restricted securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

     In March, 2000, the Company issued 1,500,000 shares of common stock valued for accounting purposes at $3,000, or $.002 per share, to a consultant, Richard F. Fatigati, who became an officer of the Company in November 2000, for services rendered from November 26, 1998 through March 31, 2001. This transaction was not registered under the Act in reliance on the exemption from
registration in Section 4(2) of the Act, as a transaction not involving any
public offering.    These securities were issued as restricted securities and
the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

     In June, 2000, the Company issued 400,000 shares of common stock valued for accounting purposes at $4,000, or $.01 per share, to a consultant, Jeff R. Palmer, for business consulting and accounting services rendered from July 1, 1998 through June 30, 2000. In July, 2000, the Company issued 600,000 shares of common stock valued for accounting purposes at $6,750 or about $.011 per share, and in October issued another 500,000 shares of common stock valued for accounting purposes at $250,000 or $.50 per share, to Jeff R. Palmer, for business consulting and accounting services rendered from July 1, 2000 through March 31, 2001. These transactions were not registered under the Act in reliance on the exemption from registration in Section 4(2) of the Act, as a
transaction not involving any public offering.    These securities were issued
as restricted securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

     In November, 2000, the company issued 210,000 shares of Common Stock valued for accounting purposes at $105,000, or $.50 per share, to two persons, T.J. Hughes and Sterling Capital, in exchange for consulting services rendered to the company. This transaction was not registered under the Act in reliance on the exemption from registration in Section 4(2) of the Act, as a transaction not involving any public offering. These securities were issued as restricted securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.

     On December 8, 2000, the company sold 40,000 shares of Common Stock to two persons, Randall Campbell and Ned O'Brien, in exchange for $20,000 cash. On January 26, 2001, the company sold 6,000 shares of Common Stock to one person, Scott Upton, in exchange for $3,000 cash. These transactions were not registered under the Act in reliance on the exemption from registration in
Section 4(2) of the Act, as a transaction not involving any public offering. These securities were issued as restricted securities and the certificates were stamped with restrictive legends to prevent any resale without registration under the Act or in compliance with an exemption.


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

(a) Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

1. A corporation may indemnify any person who was or is a party or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)  By the stockholders;

(b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

(c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or

(d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than director of officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person."

(b) The registrant's Articles of Incorporation and By-Laws limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act. See Article X of the bylaws.

                               PART F/S

     FINANCIAL STATEMENTS.

     See attached Financial Statements and Schedules.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                      [An Exploration Stage Company]

                           FINANCIAL STATEMENTS

                              MARCH 31, 2001

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                       [An Exploration Stage Company]




                                 CONTENTS

                                                              PAGE

        -  Independent Auditors' Report                        1


        -  Balance Sheet, March 31, 2001                       2


        -  Statements of Operations, for the years ended
             March 31, 2001 and 2000 and from the
             re-entering of operations on August 15, 1996
             through March 31, 2001                            3


        -  Statements of Stockholders' (Deficit), for the
             period from the re-entering of operations on
             August 15, 1996 through March 31, 2001           4-5


        -  Statements of Cash Flows, for the years ended
             March 31, 2001 and 2000 and from the
             re-entering of operations on August 15, 1996
             through March 31, 2001                           6-7


        -  Notes to Financial Statements                      8-18

                       INDEPENDENT AUDITORS' REPORT



Board of Directors
CHARTER RESOURCES INTERNATIONAL
Las Vegas, Nevada

We have audited the accompanying balance sheet of Charter Resources International [an exploration stage company] at March 31, 2001, and the related statements of operations, stockholders' (deficit) and cash flows for the years ended March 31, 2001 and 2000 and for the period from the re-entering of operations on August 15, 1996 through March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Charter Resources International [an exploration stage company] as of March 31, 2001 and the results of its operations and its cash flows for the years ended March 31, 2001, and 2000, and for the period from the date of re-entering of operations on August 15, 1996 through March 31, 2001, in conformity with generally accepted accounting principles.

As discussed in Note 12 to the financial statements, the Company has restated its financial statements for the year ended March 31, 2001 to reflect a change in the valuation of certain common stock issued for non-cash consideration.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no profitable on-going operations, has incurred substantial losses since its inception, has current liabilities in excess of current assets, and has a stockholders' deficit. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regards to these matters are also described in
Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


  /s/ Pritchett, Siler & Hardy, P.C.

PRITCHETT, SILER & HARDY, P.C.

May 8, 2001, except for Notes 8, 11 and 12
  as to which the date is November 29, 2001
Salt Lake City, Utah

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                      [An Exploration Stage Company]


                               BALANCE SHEET

                                  ASSETS



                                                       March 31,
                                                         2001
                                                    ______________
                                                      (Restated)

CURRENT ASSETS                                      $            -

PROPERTY AND EQUIPMENT, net                                  2,282

                                                    ______________
                                                    $        2,282
                                                    ______________


                  LIABILITIES AND STOCKHOLDERS' (DEFICIT)


CURRENT LIABILITIES:
   Bank overdraft                                   $        1,093
   Accounts payable                                         14,435
   Accounts payable - related parties                      122,324
   Accrued expenses                                          5,049
                                                    ______________
        Total Current Liabilities                          142,901
                                                    ______________

STOCKHOLDERS' (DEFICIT):
  Common stock, $.002 par value, 100,000,000
   shares authorized, 35,676,500 shares issued
   and outstanding                                          71,353
  Capital in excess of par value                           565,797
  Retained (deficit)                                      (145,850)
  Deficit accumulated from the re-entering
     of operations                                        (631,919)
                                                    ______________
        Total Stockholders' (Deficit)                     (140,619)
                                                    ______________
                                                    $        2,282
                                                    ______________







The accompanying notes are an integral part of these financial statements.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                      [An Exploration Stage Company]

                         STATEMENTS OF OPERATIONS

                                                          Cumulative from
                                                        the Re-entering of
                                                            Operations
                                  For the Years Ended      on August 15,
                                       March 31,           1996 through
                                 _____________________       March 31,
                                    2001       2000            2001
                                 __________ __________  ___________________
                                 (Restated)                 (Restated)

REVENUE                          $        - $        -  $                 -
                                 __________ __________  ___________________
EXPENSES:
 General and administrative         548,030     14,759              631,919
                                 __________ __________  ___________________

   Total Expenses                   548,030     14,759              631,919
                                 __________ __________  ___________________

LOSS FROM OPERATIONS               (548,030)   (14,759)            (631,919)

CURRENT INCOME TAXES                      -          -                    -

DEFERRED INCOME TAX                       -          -                    -
                                 __________ __________  ___________________

NET LOSS                         $ (548,030)$  (14,759) $          (631,919)
                                 __________ __________  ___________________

NET LOSS PER SHARE               $     (.02)$     (.00) $              (.03)
                                 __________ __________  ___________________

















The accompanying notes are an integral part of these financial statements.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                      [An Exploration Stage Company]

                   STATEMENT OF STOCKHOLDERS' (DEFICIT)

           FOR THE PERIOD FROM THE RE-ENTERING OF OPERATIONS ON

                  AUGUST 15, 1996 THROUGH MARCH 31, 2001

                                                            Deficit
                              Capital                     Accumulated
                                in                         Since the
             Common Stock     Excess               Stock  Re-entering
         ___________________  of Par  Retained Subscription    of
           Shares    Amount    Value   Deficit  Receivable Operations   Total
         __________ ________ ________ _________  _________ _________  _________
BALANCE,
  August 15,
  1996    7,390,500 $ 14,781 $131,069 $(145,850) $       - $       -  $       -

September 1996,
  shares issued
  for subscription
  receivable,
  valued at
  $100,000, or
  $.002 per
  share. 50,000,000  100,000        -         -   (100,000)        -          -

Company expenses
  paid by a
  shareholder
  accounted for as
  contributions to
  capital,
  February
  1997            -        -   48,950         -          -         -     48,950

February 1997,
  shares issued
  for $100 cash
  or $.002 per
  share       5,000       10       90         -          -         -        100

February 1997,
  shares issued
  for services
  rendered valued
  at $500, or
  $.002 per
  share      25,000       50      450         -          -         -        500

Net loss for the
  year ended
  March 31,
  1997            -        -        -         -          -   (23,732)   (23,732)
         __________ ________ ________ _________  _________ _________  _________
BALANCE,
  March 31,
  1997   57,420,500  114,841  180,559  (145,850)  (100,000)  (23,732)    25,818

Net loss for the
  year ended
  March 31,
  1998            -        -        -         -          -   (36,528)   (36,528)
         __________ ________ ________ _________  _________ _________  _________
BALANCE,
  March 31,
  1998   57,420,500  114,841  180,559  (145,850)  (100,000)  (60,260)   (10,710)

Net loss for the
  year ended
  March 31,
  1999            -        -        -         -          -    (8,870)    (8,870)
         __________ ________ ________ _________  _________ _________  _________
BALANCE,
  March 31,
  1999   57,420,500  114,841  180,559  (145,850)  (100,000)  (69,130)   (19,580)

March 2000, stock
  issued for
  services
  rendered from
  August 1, 1996
  through March
  31, 2001, at
  $.002 per share.
  $6,430 of the
  amount is for
  services not
  rendered as of
  March 31,
  2000   15,000,000   30,000        -         -     (6,430)        -     23,570

March 2000, stock
  issued for
  services
  rendered from
  November 26,
  1998 through
  March 31, 2001,
  at  $.002 per
  share.  $1,280
  of the amount is
  for services not
  rendered as of
  March 31,
  2000    1,500,000    3,000        -         -     (1,280)        -      1,720

Net loss for the
  year ended
  March 31,
  2000            -        -        -         -          -   (14,759)   (14,759)
         __________ ________ ________ _________  _________ _________  _________
                                [Continued]

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                      [An Exploration Stage Company]

                   STATEMENT OF STOCKHOLDERS' (DEFICIT)

           FOR THE PERIOD FROM THE RE-ENTERING OF OPERATIONS ON

                  AUGUST 15, 1996 THROUGH MARCH 31, 2001

                                [CONTINUED]

                                                            Deficit
                              Capital                     Accumulated
                                in                         Since the
             Common Stock     Excess               Stock  Re-entering
         ___________________  of Par  Retained Subscription    of
           Shares    Amount    Value   Deficit  Receivable Operations   Total
         __________ ________ ________ _________  _________ _________  _________
BALANCE,
  March 31,
  2000   73,920,500  147,841  180,559  (145,850)  (107,710)  (83,889)    (9,049)

June 2000, stock
  issued for
  services
  rendered, valued
  at $.01 per
  share.    400,000      800    3,200         -          -         -      4,000

July 2000, stock
  issued for
  consulting
  services
  rendered, valued
  at $.011 per
  share.    600,000    1,200    5,550         -          -         -      6,750

October 2000,
  stock issued for
  consulting
  services
  rendered, valued
  at  $.50 per
  share.
  (Restated)
            500,000    1,000  249,000         -          -         -    250,000

November 2000
  stock issued for
  consulting
  services
  rendered, valued
  at $.50 per
  share.
  (Restated)
            210,000      420  104,580         -          -         -    105,000

December 2000
  through January
  2001, stock
  issued for cash
  at $.50 per
  share.     46,000       92   22,908         -          -         -     23,000

Receipt of
  services in
  November 2000
  for stock
  subscription
  receivable
  related to
  50,000,000
  shares issued
  September
  1996            -        -        -         -     20,000         -     20,000

Receipt of
  services during
  the fiscal year
  ended March 31,
  2001 for stock
  subscription
  receivable
  related to
  15,000,000
  shares issued
  March
  2000            -        -        -         -      6,430         -      6,430

Receipt of
  services during
  the fiscal Year
  ended March 31,
  2001 for stock
  subscription
  receivable
  related to
  1,500,000 shares
  issued March
  2000            -        -        -         -      1,280         -      1,280

January 2001,
  cancellation of
  common stock,
  previously
  Issued in
  September 1996
  for subscription
  receivable
        (40,000,000) (80,000)       -         -     80,000         -          -

Net loss for the
  year ended
  March 31,
  2001            -        -        -         -          -  (548,030)  (548,030)
         __________ ________ ________ _________  _________ _________  _________
BALANCE,
  March 31, 2001
  (Restated)
         35,676,500 $ 71,353 $565,797 $(145,850) $       - $(631,919) $(140,619)
         __________ ________ ________ _________  _________ _________  _________
 The accompanying notes are an integral part of this financial statement.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                      [An Exploration Stage Company]

                         STATEMENTS OF CASH FLOWS

                                                              Cumulative from
                                                            the Re-entering of
                                                                Operations
                                      For the Years Ended      on August 15,
                                           March 31,           1996 through
                                     _____________________       March 31,
                                        2001       2000            2001
                                     __________ __________  ___________________
                                     (Restated)                 (Restated)

Cash Flows From Operating Activities:
  Net loss                           $ (548,030)$  (14,759) $          (631,919)
  Adjustments to reconcile net loss
    to net cash used by operating
    activities:
    Depreciation expenses                   156          -                  156
    Non-cash expense                    397,460      9,710              468,200
    Changes in assets and liabilities:
      Increase in accounts payable        6,435          -               14,435
      Increase in accounts payable
        - related parties               122,324          -              122,324
      Increase in accrued expenses            -      5,049                5,049
                                     __________ __________  ___________________
        Net Cash (Used) by
          Operating Activities          (21,655)         -              (21,755)
                                     __________ __________  ___________________
Cash Flows From Investing Activities:
  Payments for equipment                 (2,438)         -               (2,438)
                                     __________ __________  ___________________
        Net Cash (Used) by
          Investing Activities           (2,438)         -               (2,438)
                                     __________ __________  ___________________
Cash Flows From Financing Activities:
  Proceeds from sale of stock            23,000          -               23,100
  Increase in bank overdraft              1,093          -                1,093
                                     __________ __________  ___________________
        Net Cash Provided by
          Financing Activities           24,093          -               24,193
                                     __________ __________  ___________________
Net Increase (Decrease) in Cash               -          -                    -

Cash at Beginning of the Year                 -          -                    -
                                     __________ __________  ___________________
Cash at End of the Year              $        - $        -  $                 -
                                     __________ __________  ___________________

                                [Continued]
                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                      [An Exploration Stage Company]

                   STATEMENTS OF CASH FLOWS [Continued]

                        INCREASE (DECREASE) IN CASH

                                                              Cumulative from
                                                            the Re-entering of
                                                                Operations
                                      For the Years Ended      on August 15,
                                           March 31,           1996 through
                                     _____________________       March 31,
                                        2001       2000            2001
                                     __________ __________  ___________________
                                     (Restated)                 (Restated)

Supplemental Disclosures of Cash Flow Information:

  Cash paid during the period for:
    Interest                         $        - $        -  $                 -
    Income taxes                     $        - $        -  $                 -


Supplemental Schedule of Noncash Investing and Financing Activities:
  For the year ended March 31, 2001:
  June 2000, the Company issued 400,000 shares of common stock for services rendered valued at $4,000, or $.01 per share.

  July 2000, the Company issued 600,000 shares of common stock for services rendered valued at $6,750, or $.011 per share.

  October 2000, the Company issued 500,000 shares of common stock for services rendered valued at $250,000, or $.50 per share (Restated).

  November 2000, the Company issued 210,000 shares of common stock for services rendered valued at $105,000, or $.50 per share (Restated).

  For the year ended March 31, 2000:
  March 2000, the Company issued 16,500,000 shares of common stock for services rendered valued at $33,000, or $.002 per share

















The accompanying notes are an integral part of these financial statements.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                      [An Exploration Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization - Charter Resources International, a Nevada Corporation (the "Company") was originally organized under the laws of the State of Utah on April 11, 1983 as T.V. Key, Inc. In May 1984, The Company issued 2,500,000 shares of common stock pursuant to a Rule 504 Regulation D public offering for total proceeds of $25,000, or $.01 per share, less $3,220 in stock offering costs.

  On March 5, 1984, the stockholders of T.V. Key, Inc. [Parent] approved the issuance of 9,375,000 shares of restricted common stock to the shareholders of Universal Tank & Iron Works, Inc. [Subsidiary] in a tax-free reorganization wherein Universal Tank & Iron Works, Inc. became a wholly owned subsidiary of the Company. As part of the agreement, 475,000 shares of restricted stock held by an officer of the Company were contributed back to the Company. After the stock issuance, 12,500,000 shares of common stock were issued and outstanding with approximately twenty-five percent [25%] of those shares being held by the Parent shareholders. The business combination was accounted for as a pooling of interest. The Company's name was changed to Universal Tank & Iron Works Corporation. During April 1985, the Company changed its name to Universal Technology, Inc. and its corporate domicile to Nevada.

  On May 1, 1985, the Company entered into a rescission agreement, under which, the Company rescinded its acquisition of all the outstanding common stock of Universal Tank & Iron Works, Inc. Under the terms of the agreement, the Company returned all outstanding shares of stock of Universal Tank & Iron Works, Inc. and received, in consideration therefore the 9,375,000 shares of stock given up in the acquisition. Universal Tank & Iron Works returned the $10,068 advanced to them by the Company. The 475,000 restricted shares which had previously been canceled were reissued to an officer of the Company. The rescission of the acquisition had the legal effect of rescinding the original transaction as though it had never taken place.

  On December 31, 1985, the stockholders approved the issuance of 10,520,000 shares of restricted common stock to the shareholders of Advanced Diversified Technology, Inc. in a tax-free reorganization wherein Advanced Diversified Technology, Inc. was to become a wholly owned subsidiary of the Company. In anticipation of the foregoing, the Company's name was changed to Advanced Diversified Technology, Inc. The Company never completed the merger and cancelled the 10,520,000 shares of common stock previously issued.

  During January 1987, the Company finalized negotiations with Charter Sports and Entertainment, Inc., a private California corporation wherein the Company acquired all of the outstanding shares of stock of Charter Sports and Entertainment, Inc. in a stock for stock tax-free reorganization. The Company effected a reverse split of all its outstanding stock on a 1.67 to 1 basis, changed the par value per share of common stock from $.001 to $.002 per share, and changed the name of the Company to Charter Sports and Entertainment Group, Inc. The Company issued 8,234,000 post-split shares to the shareholders of Charter Sports and Entertainment, Inc. in exchange for all the issued and outstanding stock of Charter Sports and Entertainment, Inc. After the acquisition, the former shareholders of Charter Sports and Entertainment, Inc. owned approximately 83% of the outstanding shares of the combined entity, resulting in a change in control of the Company.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                      [An Exploration Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

  In May 1989 the Company ceased its former operations related to sports and entertainment and was in non-compliance with state filing requirements, resulting in the Company's charter being revoked by the State of Nevada. During August 1996, the Company revived the corporation and brought the Company current with State of Nevada filing requirements.

  With the reinstatement of the corporation and the commencement of activities during 1996, the Company began seeking natural resource business opportunities in the oil & gas, and later, mining industries. In accordance with SFAS No. 7, the Company has provided cumulative totals on its statements of operations and cash flows from the re-entry of operations on August 15, 1996.

  On September 5, 1996, the Company prepared stock certificates for 92,029,500 shares of the Company's common stock in anticipation of a business agreement. The Company did not issue the shares and the agreement was never consummated. The Company cancelled the stock certificates on September 10, 1996. The Company entered into a agreement with Townweb Properties Ltd. on September 10, 1996. Townweb Properties LTD. agreed to provide consulting services related to the securing for the Company the exclusive right to negotiate for the drilling and recovery of certain petroleum and natural gas reserves in the Peoples Republic of China. As part of the agreement, the Company issued 50,000,000 shares of common stock. This stock was held as collateral for services to be rendered. This agreement was renegotiated in November 2000 and an amended agreement signed in January 2001.Townweb Properties Ltd. agreed to accept 10,000,000 shares of common stock as full payment for its services under the agreement. In January 2001, the Company cancelled 40,000,000 shares of common stock pursuant to the amended agreement. [See Note 8]

  In December 1996, the Company changed its name to Townweb International, Inc. In November 1998, the Company changed the name back to Charter Sports and Entertainment Group, Inc.

  In September 2000, the Company entered into agreements to lease mineral claim rights of various mines located in Esmeralda County, Nevada, believed to have concentrations of garnet, zeolite, and tungsten. The Company is proposing two phases of exploration and development, the first towards the garnet mines, and the second focused on the zeolite and tungsten mines. The Company currently has no operations whatsoever and has not undertaken any production or development of these mines. The Company may terminate these agreements at anytime upon thirty days written notice. The Lessor may terminate these agreements in the event of default by the Company.

  The Company changed its name to Charter Resources International in September 2000, which is more reflective of the Company's plans to acquire, explore, develop, and produce natural resources.

  Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                      [An Exploration Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

  Property and Equipment - Property and equipment are stated at cost. Expenditures for major renewals and betterment's that extend the useful lives of property and equipment are capitalized, upon being placed in service. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method for financial reporting purposes, with accelerated methods used for income tax purposes. The estimated useful lives of property and equipment for purposes of financial reporting is five years.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

  Exploration Stage - The Company is considered to be an Exploration Stage Company according to the provisions of Industry Guide 7. The Company is currently unable to estimate the length of time necessary to bring the mine into production and has no assurance that a commercially viable ore body exists in its leased properties until appropriate geological work and testing of the mineralized areas can support an economically feasible evaluation.

  Interim Financial Statements - The Company is a mining company primarily in the exploration stage. Pursuant to Rule 13a - 13(c), the Company is not required to include interim financial statements in its quarterly SEC filings. Accordingly, the Company will not include interim financial statements in its SEC quarterly filings.

  Valuation of Stock Issued For Goods and Services - The Company values stock issued for goods and services at the value of the goods or services received or the market value of the stock given up, whichever is more readily available.

  Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires an asset and liability approach for accounting for income taxes. [See Note 5]

  Earnings Per Share - The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the periods presented, in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" [See Note 10].

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                      [An Exploration Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

 Recently Enacted Accounting Standards - Statement of Financial Accounting
    Standards (SFAS) No. 136, "Transfers of Assets to a not for profit organization or charitable trust that raises or holds contributions for others", SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - deferral of the effective date of FASB Statement No. 133 (an amendment of FASB Statement No. 133)", SFAS No. 138 "Accounting for Certain
 Derivative Instruments and Certain Hedging Activities - and Amendment of SFAS No. 133", SFAS No. 139, "Recission of SFAS No. 53 and Amendment to SFAS No. 63, 89 and 21", and SFAS No. 140, "Accounting to Transfer and Servicing
   of Financial Assets and Extinguishment of Liabilities", were recently issued. SFAS No. 136, 137, 138, 139 and 140 have no current applicability to the Company or their effect on the financial statements would not have been significant.

NOTE 2 - GOING CONCERN

  The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has no profitable on-going operations and has incurred losses since its inception. Further, the Company has current liabilities in excess of current assets and has a stockholders' deficit. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary funds through loans or through sales of its common stock. There is no assurance that the Company will be successful in raising this additional capital or achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 3 - PREPAID EXPENSES / SUBSCRIPTION RECEIVABLE

  In November 2000, the Company issued 200,000 shares of common stock, valued at $.50 per share, to Sterling Capital for consulting services provided from July 2000 through November 2000. Sterling provided consulting services to assist the implementing of marketing goals and relationships with the Company's business partners and merger candidates, and other services and assistance to the Company and its officers and directors that fall within the scope and expertise of Sterling Capital. As of March 31, 2001, all services related to this agreement were fulfilled

  The Company issued 50,000,000 shares of common stock in September 1996 to Townweb Properties, Ltd. for the consulting services valued at $100,000 to be provided from September 1996 through September 2001. Townweb Properties LTD. agreed to provide consulting services related to the securing for the Company the exclusive right to negotiate for the drilling and recovery of certain petroleum and natural gas reserves in the Peoples Republic of China. The Company held the stock certificates as collateral for services to be performed. However, in November 2000 the Company renegotiated the agreement with Townweb International, wherein, Townweb Properties Ltd. agreed to settle for a total of 10,000,000 shares of common stock. An amended agreement was signed in January 2001 and the Company recorded the cancellation of 40,000,000 shares. The $100,000 of prepaid expenses was reflected as a subscription receivable and as a reduction of stockholders equity. Accordingly, as of March 31, 2001, the Company had received all services related to this agreement and the subscription receivable balance is zero.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                      [An Exploration Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 3 - PREPAID EXPENSES / SUBSCRIPTION RECEIVABLE [Continued]

  The Company issued 15,000,000 shares of common stock in March 2000 to two officers/directors of the Company for services provided from August 1996 through March 2001. With this issuance, the Company settled $23,570 of accrued expenses and prepaid for services of $6,430. At March 31, 2000, $6,430 was the balance of this prepayment and was reflected as a reduction of stockholders equity. As of March 31, 2001, the Company had received all services related to this stock issuance.

  The Company issued 1,500,000 shares of common stock in March 2000 to an officer of the Company for services provided from November 26, 1998 through March 2001. With this issuance, the Company prepaid for services of $1,280. At March 31, 2000, $1,280 was the balance of this prepayment and was reflected as a reduction of stockholders equity. As of March 31, 2001, the Company had received all services related to this stock issuance.

NOTE 4 - PROPERTY AND EQUIPMENT

  The following is a summary of property and equipment - at cost, less accumulated depreciation as of March 31, 2001:

    Computer equipment                          $     2,438
    Less:  accumulated depreciation                    (156)
                                                ___________
         Total                                  $     2,282
                                                ___________

  Depreciation expense charged to operations was $156 and $0 for the years ended March 31, 2001 and 2000.

NOTE 5 - INCOME TAXES

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" which requires the liability approach for the effect of income taxes.

  The Company has available at March 31, 2001 and 2000, unused operating loss carryforwards of approximately $642,000 and $84,000 which may be applied against future taxable income and which expire in various years through 2021. However, if certain substantial changes in the Company's ownership should occur, there could be an annual limitation on the amount of net operating loss carryforward which can be utilized. The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the tax effect of the loss carryforwards (approximately $218,200) at March 31, 2001 and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The change in the valuation allowance is equal to the tax effect of the current period's net loss (approximately $189,700 and $5,000 for 2001 and 2000, respectively).

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                      [An Exploration Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 6 - RELATED PARTY TRANSACTIONS

  Management Compensation - The Company has recorded non-cash compensation to its officers and directors during the years ended March 31, 2001 and 2000 in the amount of $9,430, and $6,430, respectively.

  Office Space - The Company has rented its office space from companies related through common control [See Note 7].

  Related Party Payables - At March 31, 2001, the Company had accounts payable to related parties for advances received or for Company expenses paid by shareholders of the Company or entities controlled by them in the amount of $122,324. The two significant components which were paid by related parties were $44,567 for rent and $45,585 for consulting services.

  Stock for Services - In February 1997, a shareholder of the Company issued two related party consultants 2,447,500 shares of common stock from his personal stock holdings for services rendered to the Company from September 1996 through February 1998, valued at $48,950, or $.02 per share. This has been accounted for as a contribution to capital in excess of par value.

NOTE 7 - OPERATING LEASES

  On September 9, 2000, the Company entered into a lease agreement for office space with a company related through common control. The lease has an eighteen month term, of which $1,200 is payable monthly for the last fourteen months of the lease. The rent expense for the year has been adjusted to reflect $933 per month based on the eighteen-month term. The lease also states that rent is to accrue from January 15, through June 15, 2001. The accrued payments are to be paid by September 15, 2001, which have no stated terms for the accrued payments.

  From May 1, 2000 through December 31, 2000, the Company rented office space in Torrance, California on a month to month basis from Pacific Group Holdings, a company related through common control. Rent was expensed at $3,500 per month.

  On January 2, 2001, the Company entered into a lease agreement with Pacific West Trading, Inc., a company related through common control, for office space. The lease has a twenty-four month term of $3,500 payable monthly. The lease also states that rent is to accrue unpaid until June 10, 2001. The accrued unpaid interest is due within forty-five days of the lessee starting monthly lease payments. If the lessee does not secure funding by June 10, 2001, then lessor will grant a sixty-day extension to enable lessee to complete their funding. The lessee will begin paying rent no later than August 10, 2001, which have no stated terms for the accrued payments.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                      [An Exploration Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 7 - OPERATING LEASES [Continued]

  From April 1, 1990 through April 30, 2000, the Company used the address of an officer/shareholder of the Company as a mailing address. The cost is considered nominal and has not been reflected as an expense of the Company. The following schedule is a summary of minimum scheduled lease payments for the next five years as of:

          March 31,
            2002               $ 52,733
            2003                 31,500
            2004                      -
            2005                      -
            2006                      -
                               ________
                      Total    $ 84,233
                               ________

  Lease expense for the years ended March 31, 2001 and 2000 was $44,500 and $0, respectively.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

  Production, Royalty, and Lease Participation Agreements - On September 6, 2000, the Company entered into two Production, Royalty, and Lease Participation Agreements with Stanley L. Harlow (SLH). The leases provide the Company with the same rights SLH has in the claims. The claims consist of Bureau of Land Management (BLM) claims controlled by SLH. An annual fee of $100 per claim payable to the BLM is required to maintain these claims.

  The leases may be terminated at any time by the Company upon thirty day written notice. If the Company terminates the leases, the Company would be responsible for all reclamation work as required. SLH may terminate the lease agreements only upon default by the Company. The minimum monthly production royalties, and purchase options associated with each lease would be subject to renegotiation in the event of termination due to default.

  The Company is still in the exploration stage and has not yet generated any revenues pursuant to these agreements. The minimum monthly production royalties are due regardless of whether the Company ever commences production for these agreements. Because the Company has not yet generated any revenues, does not have adequate working capital, and has no financing arrangements, the lease agreements are perpetually subject to default.

  First Agreement - The agreement is for the lease of two different claim groups. The first is the Chesco Lode Claims which consists of eighteen BLM claims. The second is the Zeolite Placer Claims which consists of fourteen BLM claims. Both leases are for ten years with an option to extend the leases an additional ten years under the same terms as the first ten years.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                      [An Exploration Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENCIES [Continued]

  The Company may purchase SLH's interest in the Chesco Lode Claims for $1,000,000 prior to September 6, 2003. After September 6, 2003, the purchase price is $5,000,000.The Company has agreed to pay a production royalty of $3,000 minimum or five percent of Net Smelter Returns (NSR), whichever is greater, payable monthly. The royalty agreement will commence during March 2001. The Company has paid $4,500 in cash to serve as an option payment for the first six months of the Chesco Lode Claim. The Black Horse Mine, which contains tungsten deposits, is included in the Chesco Lode Claims. The Company subsequently entered into agreements with SLH to reduce their monthly payments for the period from June 2001 through April 1, 2002 to $1,500 per month. [See Note 11]

  The Company may purchase SLH's interest in the Zeolite Placer Claims for $1,000,000 prior to September 6, 2003. After September 6, 2003, the purchase price is $5,000,000. The Company has agreed to pay a production royalty of $1,500 minimum or five percent of Net Smelter Returns (NSR), whichever is greater, payable monthly. The royalty agreement will commence in March 2001. The Company has paid $2,250 in cash to serve as an option payment for the first six months of the Zeolite Placer Claim. The Company subsequently entered into an agreement with SLH which waives the payment of the minimum monthly royalties until April 1, 2002. [See Note 11]

  Second Agreement - The agreement is for the lease of the Bluestar Mine Claims which consists of forty BLM claims. The Company may purchase SLH's interest in the Bluestar Mine Claims for $1,000,000 prior to September 6, 2003. After September 6, 2003, the purchase price is $5,000,000. The Company has agreed to pay a production royalty of $3,000 minimum or five percent of Net Smelter Returns (NSR), whichever is greater, payable monthly. The royalty agreement was to commence during September 2001 but was subsequently extended until April 1, 2002. The Company has paid $2,250 in cash to serve as an option payment to hold the lease until the commencement of the minimum monthly payments.

  Discontinued operations - The Company is not aware of any claims or liabilities related to its former discontinued operations or former subsidiary. No claims are pending and none have been threatened or asserted. The Company has not been advised by legal counsel of any claims that are probable of assertion.

  Townweb agreement / right to negotiate - The Company entered into a agreement with Townweb Properties Ltd. on September 10, 1996, in which Townweb Properties LTD. agreed to provide consulting services related to the securing for the Company the right to negotiate for the drilling and recovery of certain petroleum and natural gas reserves in the Peoples Republic of China. In November 2000, the agreement was modified to accept the consulting services rendered by Townweb to date as fulfillment of the agreement and to reduce the number of common shares to be issued to Townweb.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                      [An Exploration Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENCIES [Continued]

  In November 2000, as a result of the Townweb agreement, (see above) the Company also signed a letter of intent and agreement to proceed in negotiating with a company located in China. The letter of intent and agreement to proceed does not specify any requirements or any period for which the letter is effective. The letter does not provide exclusive rights, The letter only specifies that the Company will proceed in good faith regarding the negotiation for drilling and recovery of certain petroleum and natural gas reserves in the Peoples Republic of China.

  Currently, the Company has no plans nor has it committed any financial resources to proceed further. The objectives of this agreement are long term and not defined at this time. While the letter of intent and agreement to proceed has been made, management does not believe that the letter is legally binding.

NOTE 9 - STOCK ISSUANCES

  During December 2000 through January 2001, the Company issued a total of 46,000 shares of common stock for $23,000 cash, or $.50 per share.

  During, November 2000, the Company issued 200,000 shares of common stock for consulting services rendered from July 6, 2000 through November, 2000, valued at $.50 per share.

  During November 2000, the Company issued 10,000 shares of common stock for services rendered valued at $.50 per share.

  In October 2000, the Company issued 500,000 shares of common stock to a consultant for contracted services related to the preparation of the Company's business plan. The contract for services rendered was valued at $.50 per share.

  In July 2000, the Company issued 600,000 shares of common stock to a consultant for contracted services rendered from July 1, 2000 through March 31, 2001 valued at $6,750, or $.011 per share. The contract was for accounting/business consulting at $750 per month for nine months.

  In June 2000 the Company issued 400,000 shares of common stock to a consultant for accounting/business consulting services rendered from July 1, 1998 through June 30, 2000, valued at $4,000, or $.01 per share. The contracted services were for two years at $2,000 per year.

  In March 2000, the Company issued 15,000,000 shares of common stock to officers/directors for services rendered from August 1, 1996 through March 31, 2001, valued at $30,000, or $.002 per share.

  In March 2000, the Company issued 1,500,000 shares of common stock to a consultant, who became an officer of the Company in November 2000, for services rendered from November 26, 1998 through March 31, 2001, valued at $3,000, or $.002 per share.

  During February 1997, the Company issued 25,000 shares of common stock for services rendered of $500, or $.002 per share.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                      [An Exploration Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 9 - STOCK ISSUANCES [Continued]

  During February 1997, the Company issued 5,000 shares of common stock for cash of $100, or $.002 per share.

  The Company issued 50,000,000 shares of common stock in September 1996 to Townweb Properties, Ltd. for the consulting services valued at $100,000 to be provided from September 1996 through September 2001. Townweb Properties LTD. agreed to provide consulting services related to the securing for the Company the exclusive right to negotiate for the drilling and recovery of certain petroleum and natural gas reserves in the Peoples Republic of China. The stock certificates were held by the Company as collateral for the services to be rendered. However, in November 2000 the Company renegotiated the agreement with Townweb Properties, Ltd. Townweb Properties Ltd. agreed to settle for a total of 10,000,000 shares of common stock. An amended
  agreement   was  signed  in  January  2001  and  the  Company  recorded   the
  cancellation of 40,000,000 shares. The $100,000 of prepaid expenses was reflected as a subscription receivable and as a reduction of stockholders equity. The 40,000,000 shares of common stock, which were cancelled, have been excluded from the calculations of earnings (loss) per share due to the nature of the shares being subject to a re-negotiation clause in the original consulting agreement and because the shares were held as collateral for services not yet rendered. (See Note 10)

NOTE 10 - EARNINGS (LOSS) PER SHARE

  The following data show the amounts used in computing income (loss) per share and the effect on income and the weighted average number of shares of dilutive potential common stock for the years ended March 31, 2001 and 2000 and for the period from the re-entering of development stage on August 15, 1996 through March 31, 2001:

                                                              Cumulative from
                                                            the Re-entering of
                                                                Operations
                                      For the Years Ended      on August 15,
                                           March 31,           1996 through
                                     _____________________       March 31,
                                        2001       2000            2001
                                     __________ __________  ___________________
                                     (Restated)                 (Restated)

    (Loss) from continuing operations
      available to common
      stockholders (numerator)       $ (548,030)$  (14,759) $          (631,919)
                                     __________ __________  ___________________
    Weighted average number of
      common shares outstanding
      used in earnings per share
      during the period (denominator)35,022,703 17,420,500           20,041,225
                                     __________ __________  ___________________

  Dilutive  earnings per share was not presented, as the Company had no  common
  equivalent   shares  for  all  periods  presented  that  would   effect   the
  computation of diluted earnings (loss) per share.

                      CHARTER RESOURCES INTERNATIONAL
          [Formerly Charter Sports and Entertainment Group, Inc.]
                      [An Exploration Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 10 - EARNINGS (LOSS) PER SHARE [Continued]

  The Company has excluded from the calculation of earnings (loss) per share 40,000,000 shares of common stock issued to Townweb Properties, Ltd. in September 1996 due to the agreement containing a clause for potential re-negotiations upon completion of the consulting agreement and because the Company maintained custody of the shares as collateral for services to be rendered until re-negotiations were finalized in November 2000.

NOTE 11 - SUBSEQUENT EVENTS

  Production, Royalty, and Lease Participation Agreements - In June, 2001, the Company renegotiated the terms of the lease agreements with SLH. The amended agreement was signed in July 2001 and reduced the minimum monthly payments related to the Chesco Lode Claims with SLH from $3,000 to $1,500, until October 2001. The scheduled $1,500 minimum monthly payment for the Zeolite Placer Claims was waived until September 2001. In October 2001, the agreements were verbally extended until April 1, 2002 under the same terms as the written extension. The commencement date of the Bluestar Mine Claims were also verbally extended until April 1, 2002.

NOTE 12 - RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

  The Company previously issued March 31, 2001 financial statements which have been restated to reflect a change in the valuation of 710,000 shares of common stock which were issued in October and November 2000 for non-cash services rendered. The shares were originally valued at prices ranging from $.01 to $.02 which were the agreed upon value of the services rendered. The shares have been re-valued to a price of $.50 per share based on the market value of 46,000 shares of common stock sold during December 2000 and January 2001 for $23,000 cash. The following schedule provides disclosure of the effects of the restatement.

                            March 31, 2001
                             as previously  March 31, 2001
                               reported       as restated      Change
                            ______________  ______________  ____________

   Net (Loss) available to
     common shareholders    $     (185,575) $     (548,030) $   (362,455)
                            ______________  ______________  ____________

    Loss per common share   $         (.01) $         (.02) $       (.01)
                            ______________  ______________  ____________

  The weighted average number of common shares outstanding used in earnings per share calculation was 35,022,703.

                               PART III


ITEM 1.   EXHIBITS INDEX

SEC No.   Document                                                Exhibit No.

3         Articles of Incorporation & By-Laws                     3.1*

3         Articles of Amendment                                   3.2*

4         Common Stock Specimen Certificate                       4.1*

10      Material contracts

     Production, Royalty, and Lease Participation Agreement - Chesco10.1*

     Production, Royalty, and Lease Participation Agreement - Blue Star 10.2*

* previously filed




ATTACHMENTS

MAPS OF THE CHESCO GARNET MINE

Figure 1 - Location Map

Figure 2 - Ore Zones

Figure 3 - Cross Sections

                              SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Charter Resources International


By:      /s/ Lawrence J. Muno                       Date:    1/10/02
     Lawrence J. Muno, Chairman of the Board
     Chief Executive Officer and Chief Financial Officer


By:      /s/ Peter R. Del Mastro                    Date:     1/10/02
     Peter R. Del Mastro, President and Director

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Van L. Butler, the undersigned's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for the undersigned and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing, requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and the dates indicated.


By:      /s/ Lawrence J. Muno                 Date:      1/10/02
     Lawrence J. Muno, Chairman of the Board
     Chief Executive Officer and Chief Financial Officer


By:      /s/ Peter R. Del Mastro              Date:      1/10/02
     Peter R. Del Mastro, President and Director


By:      /s/ Katherine D. Muno                Date:      1/10/02
     Katherine D. Muno, Director